Computation of Ratios of Earnings to Fixed Charges and of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(THOUSANDS, EXCEPT RATIOS)	FOR THE THREE MONTHS ENDED		FOR THE SIX MONTHS ENDED JUNE 30, 2005		FOR THE TWELVE MONTHS ENDED	
Earnings from continuing operations	$ 20,699		$ 30,273		$ 71,768	
Income taxes	12,548		18,543		40,957	
Earnings from continuing operations before income taxes	$ 33,247		$ 48,816		$ 112,725	
Fixed charges:						
Interest, long-term debt	$ 8,807		$ 19,541		$ 41,107	
Interest, other (including interest on short-term debt)	1,334		2,094		3,415	
Amortization of debt expense, premium, net	789		1,414		2,964	
Portion of rentals representative of an interest factor	110		153		296	
Total fixed charges	$ 11,040		$ 23,202		$ 47,782	
Earnings from continuing operations before income taxes	$ 33,247		$ 48,816		$ 112,725	
Plus: total fixed charges from above	11,040		23,202		47,782	
Plus: amortization of capitalized interest	102		204		407	
Earnings from continuing operations before income taxes and fixed charges	$ 44,389		$ 72,222		$ 160,914	
Ratio of earnings to fixed charges	4.02	x	3.11	x	3.37	x
Total fixed charges from above	11,040		23,202		47,782	
Preferred stock dividends	470		982		1,987	
Total fixed charges and preferred stock dividends	11,510		24,184		49,769	
Ratio of earnings to combined fixed charges and preferred stock dividends	3.86	x	2.99	x	3.23	x